TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. RETAINS INVESTOR RELATIONS FIRM

For Immediate Release: June 8, 2006, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) has retained Agoracom Investor Relations, of Toronto, Ontario, to act as our consultant for providing financial relations, media relations and public market development services. The main duties of the investor relations program will be providing consulting services regarding investor relations assisting Teryl with shareholder communication programs; preparation of corporate communications and communications with investors. The fees for the services shall be computed at a monthly rate of $3,000 and the Company shall issue a corporate stock option to the consultant for 250,000 shares of Teryl Resources Corp. at $0.285 per share for a three-year term, subject to regulatory approval.

AGORA Investor Relations is North America's leading outsourced IR firm for micro and small cap companies. They provide clients with a fully outsourced investor relations department that is tailored for small cap budgets. Specifically, they provide the two following critical elements of investor relations:

Daily Investor Communications and Management

AGORA implements an IR strategy and executes it by drafting all press releases and communications, to answering shareholder questions and providing them with proactive information about the Company. All of this is done through their state-of-the-art customized IR discussion forums that simply can't be matched by communications through the telephone and fax machine.

Shareholder Lead Generation and Awareness

Access to a massive targeted audience of small cap investors is critical to a successful IR campaign. To deliver this, AGORA has combined its large audience with those of Stockhouse and The AOL Small Cap Channel that delivers the following massive quantified audience:

  470,000 registered members
  850,000 monthly visitors, reading
  55,000,000 pages of small cap news and information every month

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky, and will continue to drill additional gas wells in Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.